

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2017

Smital Shah
Chief Financial Officer
ProQR Therapeutics N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands

   Re: ProQR Therapeutics N.V.
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed March 31, 2017
    File No. 001-36622

Dear Ms. Shah:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 20-F for year ended December 31, 2016

Intellectual Property, page 56

1. In future filings, please expand your discussion regarding your exclusive license agreement with the Radboud University with respect to your LCA program to disclose the material terms, including the term, royalty term, and termination provisions of the agreement, as well as the royalty and other material payment provisions.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact Jeffrey Gabor at 202-551-2544 or Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance